May 15, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Taro Pharmaceutical Industries Ltd

Form 20-F for Fiscal Year Ended March 31, 2019

Filed June 20, 2019

File No. 001-35463

Response Dated April 10, 2020

Dear Sir or Madam of the Division of Corporation Finance - Office of Life Sciences:

On behalf of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company” or the “Group”), please find this letter in response to the written comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 7, 2020, with respect to Taro’s Form 20-F for the fiscal year ended March 31, 2019, filed with the Commission on June 20, 2019.

For your convenience, the Staff’s comments are set forth below in bold, followed by Taro’s response thereto.

Form 20-F for Fiscal Year Ended March 31, 2019

Note 2: - Significant Accounting Policies

b. Financial statements in U.S. dollars, page F-12

1)

Please confirm that you will expand your disclosures here and within MD&A, as appropriate, to disclose the nature and timing of the change, the actual and reasonably likely effects of the change, and economic facts and circumstances that led management to conclude that the change was appropriate. The effects of those underlying economic facts and circumstances on the registrant's business should also be discussed in MD&A. Refer to Section I-D of the Division of Corporation Finance's Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

The Company will expand disclosures related to Taro Canada’s change to U.S. dollar functional currency in our annual report on Form 20-F for the fiscal year ended March 31, 2020, and in the MD&A.  Disclosures will include the nature and timing of the change, the actual and reasonably likely effects of the change, and the economic facts and circumstances which led management to conclude that the change was appropriate.  The effects of the related underlying economic facts and circumstances on the Company’s business will also be discussed in MD&A.

Please do not hesitate to contact me at 914-345-9001 with any questions or comments you may have.

Sincerely,

/s/ Daphne Huang

Daphne Huang

VP, Chief Financial Officer